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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2007 WASH. DC 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beaconsfield Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 W. Mall Plaza, Suite 204
(No. and Street)

Carnegie	PA	15106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard King Rainier 412-276-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nicksich, Joseph Paul
(Name – *if individual, state last, first, middle name*)

453 Wall Avenue	Wall	PA	15148
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 4 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard King Rainier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beaconsfield Financial Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
John P. Bucek, Notary Public
Carnegie Boro, Allegheny County
My Commission Expires Sept. 9, 2010
Member, Pennsylvania Association of Notaries

Richard King Rainier
Signature

President
Title

John P. Bucek 2-27-07
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

BEACONSFIELD FINANCIAL SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2006

Nicksich & Neel, P.C.
Certified Public Accountants

TABLE OF CONTENTS

Independent Auditor's Report

To the Board of Directors
Beaconsfield Financial Services, Inc.
Carnegie, Pennsylvania

We have audited the accompanying balance sheet of Beaconsfield Financial Services, Inc. as of December 31, 2006, and the related statements of earnings and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2006, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nicksich + Neel

Nicksich & Neel, CPAs, P.C.
February 27, 2007

BEACONSFIELD FINANCIAL SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 32,490
Accounts Receivable, Commissions	77,050
Accounts Receivable, Clearance Accounts	25,030
Prepaid Expenses	4,565
Investment, At Market - Note A	295,648
Total Current Assets	434,783
PROPERTY AND EQUIPMENT	
Furniture and Fixtures	52,150
Less: Accumulated Depreciation	39,404
Net Property and Equipment	12,746
Total Assets	$ 447,529

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 6,975
Commissions Payable	79,743
Accrued Payroll	33,000
Accrued and Withheld Payroll Taxes	10,253
Advance Payable - Stockholder	175,000
SEP Payable	4,750
Total Current Liabilities	309,721
LONG TERM LIABILITIES	
Deferred Income Taxes	7,000
Total Long Term Liabilities	7,000
Total Liabilities	316,721
STOCKHOLDERS' EQUITY	
Common Stock, $.50 Par Value 100,000 Shares Authorized, 38,000 Shares Issued and Outstanding	19,000
Retained Earnings	89,108
Accumulated Other Comprehensive Income	22,700
Total Stockholders' Equity	130,808
Total Liabilities and Stockholders' Equity	$ 447,529

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

INCOME	
Commissions	$ 2,354,444
Other	1,823
Total Income	2,356,267
OPERATING, GENERAL & ADMINISTRATIVE	
Operating Expenses	2,266,740
General & Administrative Expenses	91,177
Total Operating, General and Administrative	2,357,917
Net Loss from Operations	(1,650)
OTHER INCOME	
Interest & Dividends	7,541
Realized Gain on Sale of Securities	4,102
Total Other Income	11,643
Net Income Prior to Income Taxes and Other Comprehensive Income	9,993
INCOME TAXES	
Current Taxes	674
Deferred Taxes	7,000
Total Income Taxes	7,674
Net Income	2,319
OTHER COMPREHENSIVE INCOME	
Unrealized Gains on Marketable Securities	1,540
Total Other Comprehensive Income	1,540
Comprehensive Income	$ 3,859
RETAINED EARNINGS - BEGINNING OF PERIOD	$ 107,949
Comprehensive Income	3,859
RETAINED EARNINGS - END OF PERIOD	$ 111,808

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

FROM OPERATING ACTIVITIES	
NET INCOME	$ 2,319
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	2,576
Increase (Decrease) from Changes In:	
Accounts Receivable	15,107
Prepaid Expenses	658
Investments	(195,188)
Accounts Payable	3,764
Commissions Payable	(46,281)
Accrued Payroll	27,405
Accrued and Withheld Payroll Taxes	10,253
Advance Payable - Stockholder	175,000
SEP Payable	234
Deferred Taxes	7,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	528
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of Equipment	(9,113)
Unrealized Gains on Marketable Securities	1,540
NET CASH USED IN INVESTING ACTIVITIES	(7,573)
NET INCREASE IN CASH	(7,045)
CASH BALANCE AT BEGINNING OF YEAR	37,216
CASH BALANCE AT END OF YEAR	$ 30,171

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BACKGROUND INFORMATION

Beaconsfield Financial Services, Inc. was organized and incorporated in the Commonwealth of Pennsylvania on October 25, 1983. The Company's initial capitalization provided for it to have the authority to issue 100,000 shares of common stock with a par value of fifty cents per share.

The Company is in the financial services industry and receives commissions from the sale of stocks, mutual funds, annuities and insurance products mainly in Pennsylvania and surrounding states, and complies with all local, state and governmental rules and regulations.

Revenues are reported as earned and costs as incurred in accordance with generally accepted accounting principles.

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, generally the fifth business day after trade date.

FULLY DISCLOSED BASIS

The Corporation is associated with Mesirow & Company, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Corporation and its customers. As such, the Corporation is exempt from the requirements to maintain a special reserve bank account for the exclusive benefit of customers, as prescribed by Rule 15c3-3.

ACCOUNTS RECEIVABLE, COMMISSIONS

Due to the nature of the receivables, experience with and the strength of the payers, no allowance for doubtful accounts is deemed necessary.

SECURITIES VALUATION

Securities held in firm trading and investment accounts are valued at market, and securities not readily marketable are valued at fair value as determined by management.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment is provided by the use of straight line methods and amounted to $2,576 for the year ended December 31, 2006. The cost of the assets sold, retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

Expenditures for maintenance and repairs are charged against operation. Expenditures that add value to or materially extend the life of the assets are capitalized.

ADVERTISING

Advertising costs are expensed as incurred. The total amount charged to advertising in 2006 was $8,571.

BEACONSFIELD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

CASH EQUIVALENTS

Consist of balances in the corporate checking account and money market account with Mesirow Financial Corporation. At December 31, 2006, the balances in these accounts totaled $32,490.

CASH AND CASH EQUIVALENTS

For purposes of preparing the Statement of Cash Flows, cash (checking account) and money market accounts held at banks and financial institutions are considered cash and cash equivalents.

INCOME TAXES

The provision for income taxes for 2006 amounted to $674 (current taxes) and $7,000 (deferred taxes)

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c(3) (1) of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance of $50,000.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5 (d) (4) required reporting on any material differences between the audited computation and the Company's computation. There were no material differences at December 31, 2006.

NOTE C – LEASE COMMITMENTS

The company leases office space under a renewable lease agreement. Minimum rental commitments are approximately $17,940 for the years 2007 through 2011.

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Beaconsfield Financial Services, Inc.

We have audited the accompanying financial statements of Beaconsfield Financial Services, Inc. as of and for the year ended December 31, 2006 and have issued our report thereon dated February 27, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nicksich & Neel

Nicksich & Neel, CPAs, P.C.
February 27, 2007

BEACONSFIELD FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2006

Net Capital:		
Total Stockholders' Equity	$	130,808
Less: Prepaid Expenses		4,565
: Fixed Assets (Net Book Value)		12,746
Ownership Equity Not Allowed		2,000
Total Non-Allowable Assets		19,311
Net Capital Before Haircuts on Securities Positions		111,497
Haircuts on Securities:		
Other Securities		18,906
Net Capital		92,591
Capital Requirements		50,000
Net Capital in Excess of Minimum Requirements	$	42,591
Aggregate Indebtedness	$	316,721
Ratio of Aggregate Indebtedness to Net Capital		3.421

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES
SCHEDULE II - DETAIL OF OPERATING AND GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31,2006

OPERATING EXPENSES	
Advertising	$ 8,571
Commissions	1,694,772
Depreciation	2,576
Equipment Rental	13,468
Insurance	8,967
Internet Access	5,084
Payroll Taxes	22,828
Regulatory Expenses	26,545
Rent	17,940
Repairs & Maintenance	1,998
Retirement Plan	85,063
Selling Expense	14,118
Telephone	9,984
Wages	354,826
	$2,266,740

GENERAL AND ADMINISTRATIVE	
Auto Expense	$ 16,194
Contributions	2,171
Dues and Subscription	2,914
Employee Benefits	24,658
Legal and Accounting	4,150
Miscellaneous	177
Office Supplies and Expense	14,341
Outside Services	5,881
Postage	7,318
Travel and Entertainment	13,373
	$ 91,177

The accompanying notes are an integral part of these financial statements.

EXHIBIT A – INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Beaconsfield Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Beaconsfield Financial Services, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 n, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Nicksich & Neel

Nicksich & Neel, CPAs, P.C.
February 27, 2007

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: BEACONSFIELD FINANCIAL SERVICE [0013]

SEC File Number: 8- 30993 [0014]

Address of Principal Place of Business: 12101 W. MAIN STREET [0020]

CARNEGIE [0021] PA [0022] 15106 [0023]

Firm ID: 14634 [0015]

For Period Beginning 1 /01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAINIER BETTY, SECRETARY [0030] Phone: (412) 276-5600 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ( ) [0198] Unconsolidated (•) [0199]

	Allowable	Non-Allowable	Total
1. Cash	32,490 [0200]		32,490 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	25,030 [0295]		
B. Other	77,050 [0300]	[0550]	102,080 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	295,648 [0424]		
E. Spot commodities	[0430]		295,648 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities** [0170]			
	B. **Other securities** [0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market** [0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	12,746 [0680]	12,746 [0920]
11.	Other assets	[0535]	4,565 [0735]	4,565 [0930]
12.	TOTAL ASSETS	430,218 [0540]	17,311 [0740]	447,529 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	112,743 [1115]	[1305]	112,743 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	203,978 [1205]	[1385]	203,978 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]				
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	316,721 [1230]	0 [1450]	316,721 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	19,000 [1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	111,808 [1794]
	E. Total	130,808 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	130,808 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	447,529 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 1 /01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	53,787 [3935]
	b. Commissions on listed option transactions	966 [3938]
	c. All other securities commissions	259,328 [3939]
	d. Total securities commissions	314,081 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]
	c. Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	5,642 [3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	1,008,311 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	1,041,416 [3995]
9.	Total revenue	2,369,450 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	240,000 [4120]
11.	Other employee compensation and benefits	1,809,598 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
	a. Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses	25,200 [4195]
15.	Other expenses	283,119 [4100]
16.	Total expenses	2,357,917

[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		11,533 [4210]
18. Provision for Federal Income taxes (for parent only)		7,674 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		3,859 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	-52,012 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 28816 [4335A]	MESIROW FINANCIAL, INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			130,808 [3480]
2. Deduct ownership equity not allowable for Net Capital			-2,000 [3490]
3. Total ownership equity qualified for Net Capital			128,808 [3500]
4. Add:			
A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
B. **Other (deductions) or allowable credits (List)**			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5. Total capital and allowable subordinated liabilities			128,808 [3530]
6. Deductions and/or charges:			
A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		17,311 [3540]	
B. **Secured demand note deficiency**		[3590]	
C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
D. **Other deductions and/or charges**		[3610]	-17,311 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			111,497 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. **Contractual securities commitments**		[3660]	
B. **Subordinated securities borrowings**		[3670]	
C. **Trading and investment securities:**			

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		16,411 [3734]	
D. Undue Concentration		2,495 [3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-18,906 [3740]
10. Net Capital			92,591 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	21,114 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	42,591 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	60,918 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		316,721 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			316,721 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 342 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			126,949 [4240]
	A.	Net income (loss)		3,859 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			130,808 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

END